Filed by CBOE Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: CBOE Holdings, Inc.

Subject Company’s Commission File No.: 333-140574

On January 30, 2008, the Chicago Board Options Exchange, Incorporated issued the following information circular.

IC08-15

January 30, 2008

To:	CBOE Members

From:	Bradley G. Griffith
Chairman, Financial Planning Committee

Alan J. Dean
Chief Financial Officer

Re:	Unaudited Fourth-Quarter and Full-Year 2007 Financial Statements

Overview of Fourth-Quarter 2007 Financial Results

CBOE capped off the year with another strong quarter, reporting a 43 percent increase in total revenues to $93.0 million and a 53 percent increase in pretax earnings to $36.3 million for the fourth-quarter 2007 compared with fourth-quarter 2006.  The fourth-quarter results mark CBOE’s eighth consecutive quarter of year-over-year, double-digit gains in revenues and earnings.

(in thousands)	4Q2007	4Q2006	chg	% chg
Revenues	$93,048	$64,901	$28,147	43%
Expenses	$56,717	$41,188	$15,529	38%
Income Before Taxes	$36,331	$23,713	$12,618	53%
Operating Margin	39.0%	36.5%
Net Income	$24,260	$13,785	$10,475	76%
Contracts Traded Per Day	4,039	2,795	1,244	45%

The growth in total revenues was primarily driven by higher transaction fees.  For the fourth quarter of 2007, transaction fees rose 54 percent to $72.0 million from $46.7 million in last year’s fourth quarter, fueled by robust trading volume during the quarter.  Total contracts traded for the quarter were up 47 percent to 258.5 million from 176.1 million in last year’s fourth quarter.  CBOE’s average daily volume of options contracts traded was 4.0 million contracts for the final quarter of 2007, a 45 percent increase compared with last year’s comparable average of 2.8 million contracts.  Additionally, the transaction fee per contract increased to $0.279 for the quarter from $0.265 in last year’s fourth quarter, contributing to the growth in transaction fees.  This increase reflects targeted fee changes implemented in 2007 combined with a shift in the volume mix favoring higher-margin product categories.

The other line items included in total revenues only accounted for $2.8 million of the $28.1 million increase.

Scalability of Operating Model Underscored by Higher Margins

Total expenses were $56.7 million for the fourth quarter of 2007.  This represents a $15.5 million increase from the same period in 2006, primarily driven by employee costs, outside services, royalty fees and other expenses.  Employee costs were up $3.3 million for the quarter primarily due to accrued expense for year-end incentive awards which are aligned with the company’s financial performance.  The increase in royalty fees of $1.5 million is directly related to higher volumes in licensed products.  Costs for outside services increased by $1.6 million, due to a lower percentage of consulting fees relating to software development costs being capitalized compared with last year’s fourth quarter.  The negative variance in other expenses mainly relates to the net effect of last year’s fourth quarter benefiting from a $7.1 million refund associated with prior litigation and increased reimbursement of costs for DPM linkage accounts of $1.7 million.  Excluding royalty fees, which are variable expenses correlated with volume growth, and the impact of the 2006 litigation refund, total expenses for the fourth quarter of 2007 were $49.6 million compared with $42.7 million for the same period last, representing an increase of $6.9 million, or 16 percent.

During the fourth quarter, CBOE continued to focus on maintaining strong expense controls, evidenced by our operating margin expansion.  CBOE’s operating margin, representing income before taxes divided by total revenues, increased to 39.0 percent for the quarter compared with 36.5 percent for the same period last year.  Our ability to expand our margins validates the scalability and operating leverage inherent in CBOE’s operating model.

Full-Year 2007 Financial Overview

In our second year of operation with a for-profit approach, CBOE made significant strides, achieving records in trading volume, total revenues and earnings.  Strong revenue growth combined with disciplined expense management resulted in a 94 percent increase in pretax earnings for the full-year 2007 compared with 2006.

(in thousands)	YTD 2007	YTD 2006	chg	% chg
Revenues	$352,300	$257,986	$94,314	37%
Expenses	$212,295	$185,959	$26,336	14%
Income Before Taxes	$140,005	$72,027	$67,978	94%
Operating Margin	39.7%	27.9%
Net Income	$83,226	$42,108	$41,118	98%
Contracts Traded Per Day	3,763	2,688	1,075	40%

Total revenues were $352.3 million for the year 2007, an increase of $94.3 million, or 37 percent, from the prior year.  Mirroring the fourth-quarter results, higher transaction fees driven by record trading volume accounted for 2007’s revenue growth.  Transaction fees for the year were up $84.7 million, or 45 percent, compared with full-year 2006.  The record trading volume reached in 2007 exceeded 2006’s volume by 40 percent.  The average daily volume of contracts traded for the year also increased 40 percent to 3.8 million contracts compared with 2.7 million in 2006.  Additionally, the transaction fee per contract increased to $0.287 for the year, up from $0.276 in 2006.

For the full-year 2007, CBOE’s operating margin increased to 39.7 percent, nearly 12 percentage points higher than the comparable prior year period, demonstrating the flexibility of our operating model and our ability to gain economies of scale.

Net income nearly doubled for the year, climbing to $83.2 million, an increase of $41.1 million, or 98 percent, compared with the full-year 2006.

Consolidated Balance Sheets

Working capital (current assets minus current liabilities) increased by $23.9 million to $174.0 million during the fourth quarter of 2007.  At year-end 2007, cash and investments were $185.7 million, up $29.4 million from September 30, 2007.  The growth in revenues net of cash expenses and capital expenditures drove these increases.

For the fourth quarter of 2007, capital expenditures were $6.0 million, the majority of which was related to systems hardware and capitalized software.  Capital expenditures for the full-year 2007 were $32.1 million, reflecting CBOE’s ongoing investment in systems upgrades.  Moving forward in 2008, CBOE expects to continue to make strategic investments in the growth of its business and functionality of its systems, spending at levels comparable with 2007.  Free cash flow, another measure of liquidity, defined as net cash provided by operating activities less capital expenditures, was $26.0 million in the fourth quarter of 2007.

Questions may be directed to Don Patton at 312-786-7026 or patton@cboe.com or Alan Dean at 312-786-7023 or dean@cboe.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (SEC), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ website, www.CBOE.com. In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605.

CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE Holdings and of the CBOE is available in the prospectus/proxy statement.

CHICAGO BOARD OPTIONS EXCHANGE, INC.

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Quarter Ended		YTD
(In thousands)	12/31/2007	12/31/2006	12/31/2007	12/31/2006
REVENUES:
Transaction fees	$72,039	$46,663	$270,935	$186,285
Other member fees	7,189	5,432	26,468	22,270
Options Price Reporting Authority income	4,203	5,134	18,892	19,965
Regulatory fees	3,792	3,436	14,346	13,817
Investments income	2,310	1,382	8,031	4,743
Other	3,515	2,854	13,628	10,906
Total Revenues	93,048	64,901	352,300	257,986

EXPENSES:
Employee costs	23,217	19,941	83,501	79,782
Depreciation and amortization	6,229	7,129	25,338	28,189
Data processing	5,067	5,088	19,612	19,078
Outside services	6,414	4,796	23,374	20,455
Royalty fees	7,069	5,567	28,956	23,552
Travel and promotional expenses	2,742	2,087	9,625	7,209
Facilities costs	989	1,019	4,306	4,281
Net loss from investment in affiliates	10	144	4,546	878
Other	4,980	(4,583)	13,038	2,535
Total Expenses	56,717	41,188	212,295	185,959

INCOME BEFORE TAXES	36,331	23,713	140,005	72,027

PROVISION FOR INCOME TAXES	12,071	9,928	56,779	29,919

NET INCOME	$24,260	$13,785	$83,226	$42,108

Other Statistics
Trading Days	64	63	251	251
Contracts Traded	258,493,200	176,080,500	944,471,900	674,735,300
Contracts Per Day	4,039,000	2,795,000	3,763,000	2,688,000
Transaction Fees Per Contract	$0.279	$0.265	$0.287	$0.276

CHICAGO BOARD OPTIONS EXCHANGE, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

	Unaudited	Unaudited		Unaudited
(In thousands)	12/31/2007	9/30/2007	12/31/2006	9/30/2006
ASSETS

Cash and investments	$181,425	$155,225	$102,098	$92,799
Cash and investments – restricted	4,249	1,089	0	0
Other Current Assets	42,928	44,019	42,851	42,404
Total Current Assets	$228,602	$200,333	$144,949	$135,203

Investments in Affiliates/Subsidiary	8,104	8,307	12,830	10,981
Land	4,914	4,914	4,914	4,914
Property and Equipment – Net	64,347	65,971	59,971	58,931
Other Assets – Net	35,746	34,383	33,162	30,668

Total Assets	$341,713	$313,908	$255,826	$240,697

LIABILITIES & MEMBERS’ EQUITY

Total Current Liabilities	$54,577	$50,233	$50,868	$49,768
Total Long-Term Liabilities	20,647	21,445	21,569	20,600
Total Members’ Equity	266,489	242,230	183,389	170,329

Total Liabilities and Members’ Equity	$341,713	$313,908	$255,826	$240,697

CHICAGO BOARD OPTIONS EXCHANGE, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Quarter Ended		YTD
(In thousands)	12/31/2007	12/31/2006	12/31/2007	12/31/2006
Cash Flows from Operating Activities:
Net Income	$24,260	$13,785	$83,226	$42,108

Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	6,228	7,129	25,337	28,189
Impairment of investment in affiliates and other assets	(3,800)	(212)	0	121
Loss on sale of HedgeStreet, Inc. investment	3,607	0	3,607	0
Equity in income of NSX	0	212	0	(75)
Equity in loss of OneChicago, LLC	203	144	733	832
Equity in loss of CBSX	0	0	206	0
Amortization of discount on investments available for sale	0	(67)	(422)	(67)
Gain (net) on disposition of property	0	0	(203)	0
Restricted funds - temp access fees (offset by def rev - net $0)	(3,160)	0	(4,249)	0
Deferred income taxes	(799)	269	(922)	(4,576)

Change in assets and liabilities:	5,436	626	3,634	2,822

Net Cash Flows from Operating Activities	31,975	21,886	110,947	69,354

Cash Flows from Investing Activities:
Capital and other assets expenditures	(5,968)	(10,661)	(32,095)	(28,700)
Purchase of investments available for sale	0	(19,511)	0	(19,511)
Sale of investments available for sale	0	0	20,000	0
Sale of NSX certificates of proprietary membership	0	0	0	3,000
Membership purchase	0	0	0	(1,360)
HedgeStreet, Inc. investment recovery	193	0	193	0
HedgeStreet, Inc. investment	0	(1,800)	0	(3,800)
OneChicago, LLC investment	0	0	0	(1,215)
CBOE Stock Exchange investment	0	(193)	(13)	(193)
Net Cash Flows from Investing Activities	(5,775)	(32,165)	(11,915)	(51,779)

Cash Flows from Financing Activities:
CBOT exercise right purchase	0	0	(127)	(135)

Net Increase in Cash and Cash Equivalents	26,200	(10,279)	98,905	17,440

Cash and Cash Equivalents at Beginning of Period	155,225	92,799	82,520	65,080
Cash and Cash Equivalents at End of Period	$181,425	$82,520	$181,425	$82,520

Supplemental Disclosure of Cash Flow Information:
Cash paid for income taxes	$11,306	$8,881	$56,343	$35,981
Non-cash investing activities:
Sale of membership shares by OneChicago, LLC	0	0	0	4,320
Impact of adoption of FASB 158	0	1,270	0	1,270